EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited (Ticker: GLNG)

Reference is made to the second quarter 2026 report released on August 13, 2026. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on September 2, 2026.  The record date will be August 24, 2026.

Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: August 21, 2026
  Ex-date: August 24, 2026 (same as record date per primary Nasdaq listing requirements)
  Record date: August 24, 2026
  Payment date: On September 2, 2026. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on September 4, 2026.

Golar LNG Limited
Hamilton, Bermuda
August 13, 2026

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act